Exhibit 99.1

Ardmore Shipping Announces Expansion of Operating Fleet

Takes Delivery of its Third Eco-design Newbuilding and 2006-built Eco-mod Tanker

CORK, Ireland--(BUSINESS WIRE)--January 21, 2014--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced that, on January 17, 2014, it took delivery of the newbuilding Ardmore Seavantage, a 49,999 Dwt IMO 3 Eco-design MR product and chemical tanker built at SPP Shipbuilding Co., Ltd. in South Korea. Following delivery, the Ardmore Seavantage commenced operating under an existing charter arrangement with the Vitol Group.

Ardmore also announced that on January 7, 2014 it took delivery of the 2006-built Ardmore Seamariner, a 45,726 Dwt MR product tanker built at Minami Nippon Shipbuilding Co., Ltd. in Japan and acquired by the Company in October 2013. Following delivery, the vessel entered drydock, where it is being upgraded to Eco-mod in conjunction with its scheduled intermediate survey. Upon completion of the drydocking, the Ardmore Seamariner will commence a three-month time charter at a rate of $16,050 per day.

With the addition of these two vessels, Ardmore’s fleet stands at 10 ships in operation and 11 Eco-design MR product and chemical tankers on order, with the next newbuilding vessel, the Ardmore Seavanguard, scheduled to deliver from SPP in February 2014.

Ardmore also announced that it has committed the 2013-built Ardmore Seavaliant, a 49,999 Dwt Eco-Design IMO 3 MR product and chemical tanker, to a 12-month time charter commencing February 2014 at a rate of $17,100 per day, which represents an increase in time charter rates for Eco-design MR tankers of approximately $2,000 per day compared to one year ago.

Additionally, in late December 2013, the Company commenced planned upgrades on the Ardmore Centurion to improve fuel efficiency and commercial capability in chemical trades. The upgrades will allow carriage of a broader range of cargos and reduce cleaning time, which will enhance the vessel's earnings potential. Following completion of the upgrade program, the Company expects that the vessel will resume operating in product and chemical trades in late January 2014.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

“We welcome the Ardmore Seavantage and Ardmore Seamariner to our fleet. These additions represent our commitment to well-timed growth through the acquisition of Eco-design newbuildings and Eco-mod vessels, and our dedication to service excellence through the operation of a modern, high quality fleet with particular focus on fuel efficiency. Furthermore, we are pleased to have identified a window in the Ardmore Centurion’s trading schedule to complete upgrades, thus positioning the ship to benefit more fully from an improving product and chemical tanker market.”

Mr. Gurnee continued, “We look forward to taking delivery of the fourth Eco-design newbuilding, Ardmore Seavanguard, from SPP next month. Upon delivery, we will have more than 50% of our fleet on the water and generating cash flow.”

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements

This press release contains certain forward-looking statements (as such term is defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended), which reflect management's current views with respect to certain future events and performance, including, in particular, statements regarding: improvement of the product and chemical tanker market; fleet growth; newbuilding delivery dates; results of vessel upgrades; and future employment of vessels. Although these statements are based upon assumptions the Company believes to be reasonable, they are subject to risks and uncertainties that may cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others: conditions in the markets in which the Company operates; shipyard construction delays; the financial condition and ability to perform their obligations to the Company of shipyards, charterers, lenders and other counterparties; and other factors detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

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or
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